

Mail Stop 3561

February 1, 2016

**CERTIFIED MAIL
RETURN RECEIPT REQUESTED**

Aleksandr Kriukov
Chief Executive Officer
Fuse Enterprises, Inc.
510 Clinton Square
Rochester, New York 14604

> **Re: Fuse Enterprises, Inc.
> Registration Statement on Form S-1
> Filed March 24, 2015
> File No. 333-202948**

Dear Mr. Kriukov:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director